Prospectus Supplement No. 5 (to Prospectuses dated January 14, 2021 and July 8, 2020)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-251985 and 333-239395

American Depositary Shares

Representing Shares of Common Stock

This prospectus supplement updates and supplements the prospectuses dated January 14, 2021 and July 8, 2020 (the “Prospectuses”), which form a part of our Registration Statements on Form F-1 (Registration Nos. 333-251985 and 333-239395, respectively) (the “Registration Statements”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in either of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Select Markets under the symbol “AMYT.” On June 25, 2021, the last reported sale price of our ADSs was $13.15 per ADS.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” in each of the Prospectuses and under similar headings in any further amendments or supplements to the Prospectuses.

None of the Commission, any state securities commission, nor any foreign securities commission has approved or disapproved of these securities or determined if either of the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 28, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant's name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: June 28, 2021	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer

EXHIBIT 99.1

Publication of Circular to Amryt Shareholders in relation to the acquisition of Chiasma, Inc., and posting of Annual Report and Notices of General Meetings

DUBLIN, Ireland, and Boston MA, 28 June 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases (the “Company” or “Amryt”), is pleased to announce that:

  further to the Company's announcement on 5 May 2021 in relation to the proposed acquisition of Chiasma, Inc. (“Chiasma” and the proposed acquisition being the “Transaction”), a circular (the “Circular”) containing notice of a general meeting to be held at the Company’s headquarters at 45 Mespil Road, Dublin 4, Ireland at 2:00 p.m. on 28 July 2021, (the “Transaction General Meeting”) concerning the Transaction has been posted to the Company’s shareholders; and

  the Company’s annual report for the 12 months ended 31 December 2020, will be posted to shareholders in the coming days, along with a notice of general meeting (which together with the Transaction General Meeting, shall be the “General Meetings”).  This meeting will be held at the Company’s headquarters at 45 Mespil Road, Dublin 4, Ireland at 1:30 p.m. on 28 July 2021.

Copies of the Circular and the Company’s annual report for the 12 months ended 31 December 2020, and the notice for each of the General Meetings, when posted, will also be available on the Company's website, www.amrytpharma.com

The Company continues to closely monitor the evolving situation in respect of COVID-19. The health and welfare of our shareholders and colleagues is our priority in making arrangements for the General Meetings. Given the UK and Irish Governments’ ongoing guidance on social distancing, non-essential travel and public gatherings relating to the COVID-19 pandemic which we believe would significantly impact the ability of our shareholders to attend the General Meetings, and in the interests of maintaining the health, safety and welfare of our shareholders and colleagues, as well as the public in general, it is currently intended that the General Meetings will be closed meetings and that it will not be possible for our shareholders to attend the General Meetings.

The General Meetings will take place at the times, date and venue stated above but it is currently intended that the General Meetings will only be attended by the minimum number of persons legally required to attend in order for the meeting to be quorate (which will be facilitated by the attendance of certain Directors and/or the Company Secretary). The Directors have decided to hold the General Meetings at the Company’s headquarters in Dublin, Ireland, to enable such persons to be present and provide for a quorum. Any other shareholder who attempts to attend in person will currently be refused entry. Shareholders are strongly encouraged to vote in advance of each General Meeting by appointing the Chairman of the relevant General Meeting as their proxy. This means that the Chairman of the relevant General Meeting will be able to vote on their behalf, and in accordance with their instructions, at such General Meeting.

The Circular provides important information about Amryt, Chiasma and the Transaction. Completion of the Transaction is expected in the third quarter of 2021 and is subject to the receipt of approvals from the shareholders and stockholders of Amryt and Chiasma, respectively. The Transaction has been approved and recommended by the boards of directors of both Amryt and Chiasma and is endorsed and supported by voting agreements with lead security holders of both businesses – Athyrium Capital Management, LP, Highbridge Capital Management and MPM Capital.

Under the terms of the Transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the Transaction will be exchanged for 0.396 Amryt American Depositary Shares (“Amryt ADSs”), each representing the right to receive five Amryt ordinary shares. Based on the reference price of Amryt ADSs as of the time of final determination of the exchange ratio of $12.95 on Nasdaq on May 4, 2021, the last full trading day before the public announcement of the proposed transaction, the implied per share value of Chiasma common stock was approximately $5.13 per share or $339.2 million in total equity value, assuming the treasury stock method. The enterprise value as of May 4, 2021, the last full trading day before the public announcement of the proposed transaction, implied by the proposed transaction was approximately $268.9 million.   The enterprise value implied by the Transaction is calculated incorporating Chiasma’s publicly stated debt and debt like items and less Chiasma’s cash, in each case as of the last publicly reported March 31, 2021 balance sheet date.

Using the treasury stock method for share options, warrants and restricted stock units, Amryt holders prior to the close of the Transaction will own approximately 60% of the combined company post-closing and Chiasma holders prior to the close of the Transaction will own approximately 40% of the combined company post-closing, assuming Amryt’s outstanding convertible debentures are not converted.

The Transaction leverages Amryt’s proven commercial execution ability, global infrastructure and successful integration capabilities to accelerate MYCAPSSA® launch in the US and international markets, maximize value from MYCAPSSA® and further develop life-cycle management opportunities. Amryt expects the Transaction to accelerate and diversify Amryt’s growing revenues and deliver estimated annual cost synergies of approximately $50 million. The Transaction will create a leading rare and orphan disease company with significant scale, an attractive mix of established cash-flow generating and long-term growth products and a diversified development pipeline.

There can be no guarantee that the outstanding conditions to which the Transaction remains subject will be satisfied. If the Transaction Resolutions (as defined in the Circular) are not approved or any other condition is not satisfied the Transaction may not complete.

Telephone Facility - To support engagement with our shareholders in these exceptional circumstances, a telephone facility will be provided to allow shareholders to listen to the business of the General Meetings. If you wish to listen live to the proceedings of the General Meetings, you will be able to do so by dialling the following relevant number at the commencement time of the meeting:

Passcode: 6597393
US: +1 646 787 1226
UK: +44 (0) 203 009 5709
Ireland: +353 (0) 1 506 0626

Any such shareholder participation via the telephone facility will not constitute formal attendance at the General Meetings. Shareholders using the telephone facility should also submit their Form of Proxy by the relevant deadline in advance of the General Meetings, as Shareholders will not be able to vote using the telephone facility.

About Amryt

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products – metreleptin (Myalept®/ Myalepta®) and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt's lead development candidate, Oleogel-S10 (Filsuvez®) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. Filsuvez® has been selected as the brand name for Oleogel-S10. The product does not currently have regulatory approval to treat EB. In June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.

Amryt’s pre-clinical gene therapy platform, AP103, offers a potential treatment for patients with Dystrophic EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

About Chiasma

Chiasma is a commercial stage biopharmaceutical company focused on developing and commercializing oral therapies to improve the lives of patients who face challenges associated with their existing treatments for rare and serious chronic diseases. Employing its Transient Permeability Enhancer (TPE®) technology platform, Chiasma seeks to develop oral medications that are currently available only as injections. In June 2020, Chiasma received FDA approval of MYCAPSSA® for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. MYCAPSSA®, the first and only oral somatostatin analog approved by the FDA, is available for commercial sale. Chiasma is headquartered in Needham, MA with a wholly owned subsidiary in Israel. MYCAPSSA®, TPE® and Chiasma® are registered trademarks of Chiasma. For more information, please visit the company’s website at www.chiasma.com.

Advisors to Amryt
Moelis & Company LLC is serving as exclusive financial advisor and Gibson, Dunn & Crutcher LLP is serving as legal advisor to Amryt in connection with the Transaction. Shore Capital is acting as NOMAD and Joint Broker to Amryt.

Advisors to Chiasma
Torreya Capital LLC is serving as financial advisor and Goodwin Procter LLP is serving as legal advisor to Chiasma in connection with the Transaction. Duff & Phelps provided a fairness opinion to Chiasma’s Board of Directors in connection with the Transaction.

Forward-Looking Statements

This announcement may contain forward-looking statements, which are typically identified by words such as "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative). Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the plans, objectives, expectations and intentions of Amryt, the anticipated closing date for the proposed transaction and other aspects of Amryt’s operations or operating results. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's and Chiasma’s present and future business strategies and the environment in which Amryt and Chiasma expect to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Important Additional Information and Where to Find It

In connection with the Transaction, Amryt filed a registration statement on Form F-4 with the SEC on June 15, 2021, which included a document that will serve as a prospectus of Amryt (for the purposes of section 5 of the Securities Act but, for the avoidance of doubt, not within the meaning of section 85 of the Financial Services and Markets Act 2000), and a proxy statement of Chiasma (the "proxy statement/prospectus"). Chiasma intends to file a proxy statement with the SEC (the "proxy statement") and each party will file other documents regarding the Transaction with the SEC. Investors and security holders are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available and the Circular because they will contain important information. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC's website at www.sec.gov. These documents, including the Circular, may also be obtained free of charge on Amryt’s website at www.amrytpharma.com. The documents filed by Chiasma with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov and on Chiasma’s website at www.ir.chiasma.com.

For the avoidance of doubt, none of the documents referred to in the above paragraph constitutes a "prospectus" in the UK or in any member state of the European Economic Area ("EEA") for the purposes of the UK or EU version of the Prospectus Regulation (Regulation (EU) 2017/1129) and no such document has been reviewed by any competent authority in the UK or in any member state of the EEA. No offer of securities to the public is being made in the UK or in any member state of the EEA.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

No Offer or Solicitation

This announcement shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

Amryt, Chiasma and certain of their respective directors, executive officers and employees may be deemed participants in the solicitation of proxies from Chiasma stockholders in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Chiasma in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Chiasma and their ownership of Chiasma shares is set forth in the definitive proxy statement for Chiasma's 2021 annual meeting of shareholders, as previously filed with the SEC on April 26, 2021. Free copies of these documents may be obtained as described in the paragraphs above.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700